Exhibit 12

NewMarket Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratios)	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income tax expense	$341,311	$337,568	$301,344	$257,589	$239,767
Interest and financing expenses, net	17,796	8,435	14,151	12,668	11,716
Portion of rent expense representative of interest factor	8,541	8,115	7,911	7,170	6,379
Amortization of capitalized interest	339	313	283	256	235
Adjusted income from continuing operations before income tax expense	$367,987	$354,431	$323,689	$277,683	$258,097

Fixed charges:
Interest and financing expenses (before deducting capitalized interest)	$18,509	$8,746	$14,645	$13,004	$12,497
Portion of rent expense representative of interest factor	8,541	8,115	7,911	7,170	6,379
Total fixed charges	$27,050	$16,861	$22,556	$20,174	$18,876

Ratio of earnings to fixed charges	13.6	21.0	14.4	13.8	13.7